Contact

www.linkedin.com/in/ryan-duey (LinkedIn)
plunge.com/ (Company)
podcasts.apple.com/us/podcast/the-journey-with-ryan-duey/id1618811155 (Other)
www.instagram.com/coldplunge/ (Other)

Top Skills

Sports Management
Social Media
Promotions

Languages

English (Native or Bilingual)
Spanish (Full Professional)

Certifications

Certified Pool and Spa Operator

Ryan Duey

Co-Founder + Co-CEO | Entrepreneur | Cold Plunge | Health + Wellness | Corporate Wellness | Mental Performance | Recovery | Mind + Body

Greater Sacramento

Summary

Hey, I’m Ryan. Co-Founder and CEO of Plunge.

After years of building my previous company, my health had become an issue. Cold water immersion and breathwork were introduced to me to support my diminished immune system. Within a couple of months of incorporating these practices into my lifestyle my health rapidly That’s why I’m passionate about the benefits and the experience of cold plunging.

I believe consistency and living out the human experience are the keys to success - in life and in business - staying consistent with your core values, mission, and experience as much as this life can offer.

We’re on a mission to make cold plunging as common as coffee.

Our motto is ‘all boats rise’ where we believe in creating relationships where everyone wins.

We believe our values of Reliability, Impeccable Customer service, Authenticity, Innovative and elegant design, Clarity, and Integrity create the foundation and environment to foster those types of relationships with our customers and our team.

Ready to Plunge? Check out our products here >> https://bit.ly/3QhiJal

Check out my latest podcast episode here >> https://podcasts.apple.com/us/podcast/the-journey-with-ryan-duey/id1618811155

Check out our story on Shark Tank! >> https://youtu.be/svxVRomZ6G4

Interested in joining our mission? We’re hiring! See our open job opportunities here >> https://www.linkedin.com/company/thecoldplunge/jobs/

Experience

Plunge
Co-Founder & Co-CEO
September 2020 - Present (4 years 8 months)
Sacramento, California, United States

We build the world's best cold plunge. Take the Plunge. Change your life.

Capitol Floats
Company Founder
January 2015 - Present (10 years 4 months)
Sacramento, California Area

Sacramento and Placer County's premiere float studio.

Hampton
Founding Member
November 2022 - Present (2 years 6 months)

Sky Naturals CBD
Partner
January 2019 - September 2021 (2 years 9 months)
Sacramento, California Area

San Jose Earthquakes Soccer
3 years 2 months

Group Sales Manager
January 2014 - November 2014 (11 months)
Santa Clara

Oversaw all aspects of group sales, group sales staff, group sales strategy, and group sales for Buck Shaw Stadium and the opening of Avaya Stadium.

Account Executive
October 2011 - January 2014 (2 years 4 months)

Responsible for hospitality partnerships and community based activations. With a focus within the Bay Area corporate community and Hispanic based soccer markets.

Recognizing innovative opportunities to grow the brand of the Earthquakes throughout Northern California.

Spanish Ministry of Education

Auxiliar of Conversation

October 2009 - June 2011 (1 year 9 months)

Auxiliaries of Conversation

English professor in the Madrid Public Elementary system

Taught children between the ages of 6-10 years in subjects ranging from Science to English

Achieved a 98% success rate with students passing the state run Trinity Exam

Education

California Polytechnic State University-San Luis Obispo

International AGB Management, International Business Study; Spanish Language Study · (2004 - 2008)